Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following are (1) a letter distributed to stockholders of AFIN beginning today reminding them to vote in connection with the Special Meeting of Stockholders of AFIN to be held on February 13, 2017; and (2) a letter distributed to stockholders of RCA beginning today reminding them to vote in connection with the Special Meeting of Stockholders of RCA to be held on February 13, 2017.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

AFIN Letter to Stockholders

chili's
golden corral

American
Finance Trust

PLEASE VOTE NOW!

AR Global

Your vote on the proposed merger with
American Realty Capital-Retail Centers of America, Inc. matters.
Please join your fellow stockholders and cast your vote today.

S53882-EPB

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC'S WEBSITE AT WWW.SEC.GOV, AT WWW.AMERICANFINANCETRUST.COM OR AT WWW.RETAILCENTERSOFAMERICA.COM.

RCA Letter to Stockholders

amc

American Realty Capital
Retail Centers of America

PLEASE VOTE NOW!

AR Global

Your vote on the proposed merger with American Finance Trust, Inc. matters. Please join your fellow stockholders and cast your vote today.

S53884-EPB